COMPANY DATA:
 COMPANY CONFORMED NAME:               ALLIANT ENERGY CORPORATION
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:   ELECTRIC AND OTHER SERVICES COMB. [4931]
 IRS NUMBER:                           391380265
 STATE OF INCORPORATION:               WI
 FISCAL YEAR END:                      12/31

 FILING VALUES:
 FORM TYPE:                            35-CERT
 SEC ACT:
 SEC FILE NUMBER:                      070-10052
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                             4902 N Biltmore Lane
 CITY:                                 MADISON
 STATE:                                WI
 ZIP:                                  53718
 BUSINESS PHONE:                       608-458-3311

 MAILING ADDRESS
 STREET 1:                             P. O. BOX  77007
 CITY:                                 MADISON
 STATE:                                WI
 ZIP:                                  53707






                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10052

REPORT PERIOD
April 1, 2003 through June 30, 2003

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself , Wisconsin Power and Light Company, Interstate Power and Light Company ("IPL"), and Alliant Energy Corporate Services, Inc. "Services") that during the period from April 1, 2003 through June 30, 2003 (the "Reporting Period"):


1(a). Alliant Energy Corporation issued commercial paper as follows:

                     April              May                June               Quarter
                   ----------------------------------------------------------------------------
Begin Balance      $    35,000,000     $   190,000,000     $    77,000,000     $    35,000,000
CP Issued          $ 3,468,000,000     $ 3,272,000,000     $ 1,772,000,000     $ 8,512,000,000
CP Matured         $ 3,313,000,000     $ 3,385,000,000     $ 1,763,000,000     $ 8,461,000,000
Ending Balance     $   190,000,000     $    77,000,000     $    86,000,000     $    86,000,000


1(b). The weighted average interest rate for the period for all commercial paper was as follows:

        April           2.000%
        May             2.000%
        June            1.944%
        Quarter         1.991%


1(c). Alliant Energy Corporation borrowed from Banks as follows:

                     April              May               June                Quarter
                   -------------------------------------------------------------------------
Begin Balance     $    235,000,000    $   83,000,000     $        -        $    235,000,000
CP Issued         $  1,434,000,000    $  617,000,000     $        -        $  2,051,000,000
CP Matured        $ (1,586,000,000)   $ (700,000,000)    $        -        $ (2,286,000,000)
Ending Balance    $     83,000,000    $            -     $        -        $              -



1(d). The weighted average interest rate for the period for the bank borrowings was as follows:

        April           4.019%
        May             4.192%
        June            N/A
        Quarter         4.040%


2(a). Interstate Power and Light Company issued commercial paper as follows:

                     April              May                March              Quarter
                   -------------------------------------------------------------------------
Begin Balance      $  75,500,000      $ 109,000,000      $ 120,000,000      $    75,500,000
CP Issued          $ 346,500,000      $ 315,000,000      $ 373,500,000      $ 1,035,000,000
CP Matured         $ 313,000,000      $ 304,000,000      $ 337,600,000      $   954,600,000
Ending Balance     $ 109,000,000      $ 120,000,000      $ 155,900,000      $   155,900,000



2(b). Weighted Average for the interest rate for the period for commercial paper was as follows:

        April           1.434%
        May             1.427%
        June            1.370%
        Quarter         1.410%

3(a). Interstate Power and Light Company borrowed from Bank as follows:

                     April              May                March              Quarter
                   ---------------------------------------------------------------------------
Begin Balance      $           -      $           -      $  11,000,000      $            -
CP Issued          $  19,000,000      $  41,000,000      $           -      $   60,000,000
CP Matured         $  19,000,000      $  30,000,000      $  11,000,000      $   60,000,000
Ending Balance     $           -      $  11,000,000      $           -      $            -




3(b). The weighted average interest rate for the period for the bank borrowings was as follows:

        April           4.192%
        May             4.192%
        June            4.192%
        Quarter         4.211%


4(a). For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                 Maximum
                  Maximum        Other          Maximum
                  Money Pool     Short-Term     Total            SEC
Company           Borrowings     Borrowings     Borrowings      Limit

IPL (*)                    0     155,900,000    155,900,000    250,000,000
WP&L     (**)              0      84,500,000     84,500,000            NA
SERVICES (***)   112,479,745               0    112,479,745            NA

(*)  IPL ceased borrowing from the Money Pool as of October 11, 2002.

(**) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only. WPL ceased borrowings from the Money Pool as of July 25, 2002.

(***)Borrowings by Services are exempt under Rule 52(b) and are shown here for information purposes only.


5. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 2.341%.

6. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                 Maximum          Maximum         Maximum
                 Loans to         Corporate       Short-Term          SEC
                 Money Pool       Borrowings      Borrowings         Limit

AEC             $112,479,745     $180,520,255     $ 293,000,000     $1,000,000,000
________________

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-10052, and in accordance with the terms and conditions of the SEC's order dated June 21,2002, permitting said Application-Declaration to become effective.


   DATED:  August 4, 2003

                               ALLIANT ENERGY CORPORATION
                               INTERSTATE POWER AND LIGHT COMPANY
                               ALLIANT ENERGY CORPORATE SERVICES INC.

                               BY:  ALLIANT ENERGY CORPORATION



                         BY:     /s/ Thomas L. Hanson
                               _________________________________
                               Thomas L. Hanson
                               Vice President and Treasurer